UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

PROSENSA HOLDING N.V.

(Name of Subject Company)

BIOMARIN FALCONS B.V. and BIOMARIN GIANTS B.V.

(Name of Filing Persons (Offeror))

BIOMARIN PHARMACEUTICAL INC.

(Name of Filing Persons (Parent of Offeror))

ORDINARY SHARES, €0.01 NOMINAL VALUE PER SHARE

(Title of Class of Securities)

N71546100

(CUSIP Number of Class of Securities)

G. Eric Davis, Esq.

Senior Vice President, General Counsel and Secretary

BioMarin Pharmaceutical Inc.

105 Digital Drive

Novato, California 94949

Telephone: (415) 506-6700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kevin B. Espinola, Esq.

Jones Day

3161 Michelson Drive, Suite 800

Irvine, California 92612

Telephone: (949) 851-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$845,601,615.65	$98,258.91

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying (1) the offer price of the sum of (a) $17.75 per share of ordinary stock of Prosensa Holding N.V., €0.01 nominal value per share, (“Shares”) and (b) the maximum aggregate contingent cash consideration payment of $4.14 per Share, by (2) 38,629,585, which is the sum of (i) 36,141,379 Shares outstanding as of December 10, 2014 (including 204,750 restricted Shares), and (ii) 2,488,206 Shares issuable pursuant to outstanding options as of December 10, 2014, in each case, as advised by Prosensa Holding N.V.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the Transaction Valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $98,258.91	Filing Party: BioMarin Falcons B.V., BioMarin Giants B.V. and BioMarin Pharmaceuticals Inc.
Form or Registration No.: Schedule TO	Date Filed: December 12, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on December 12, 2014, as amended by Amendment No. 1 filed on December 24, 2014, Amendment No. 2 filed on December 31, 2014, Amendment No. 3 filed on January 6, 2015 and Amendment No. 4 filed on January 13, 2015 (which, together with any subsequent amendments and supplements thereto, collectively constitutes this “Schedule TO”). This Schedule TO relates to the tender offer by BioMarin Falcons B.V. and BioMarin Giants B.V. (together, “Purchaser”), each a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a wholly-owned direct or indirect subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation (“Parent”), for all of the outstanding ordinary shares, nominal value €0.01 per share (“Shares”), of Prosensa Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (“Prosensa”), at a purchase price of $17.75 per Share, net to the seller in cash (the “Cash Consideration”), plus one non-transferrable contingent value right (“CVR”) per Share, which represents the contractual right to receive cash payments of up to $4.14 per Share in the aggregate upon the achievement of certain product approval milestones (the Cash Consideration, together with one CVR, the “Offer Price”), in each case, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) (the Letter of Transmittal, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is hereby amended and supplemented by the information specifically provided in this Amendment.

Item 11. Additional Information.

Regulation M-A Item 1011

Item 11 of this Schedule TO is hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired at 6:00 p.m., New York City time, on January 14, 2015. Based on information provided by the Depositary, a total of 33,746,104 Shares, representing approximately 93.4% of the aggregate number of Shares outstanding, had been validly tendered and had not been validly withdrawn from the Offer at 6:00 p.m., New York City time, on January 14, 2015 (excluding Shares tendered pursuant to notices of guaranteed delivery procedures that had not yet been delivered in satisfaction of such guarantee). The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition, and all other remaining conditions to the Offer have been satisfied. Purchaser has accepted for payment all Shares that were validly tendered and were not validly withdrawn from the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer. 933,445 additional Shares are guaranteed to be delivered within two NASDAQ trading days pursuant to the guaranteed delivery procedures described in the Offer, which, if added to the Shares already validly tendered, would represent approximately 96.0% of the Shares outstanding. Purchaser will accept, and payment will also be made promptly for, Shares validly tendered in satisfaction of guaranteed delivery procedures described in the Offer.

On January 15, 2015, Parent issued a press release announcing the completion of the initial offering period for the Offer and that Purchaser has commenced a Subsequent Offering Period scheduled to expire at 6:00 p.m., New York City time, on January 29, 2015, unless extended. All Shares properly tendered during the Subsequent Offering Period will be immediately accepted for payment, and tendering holders will thereafter promptly be paid the same Offer Price of $17.75 per Share, net to the seller in cash, and one CVR, each without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in accordance with Rule 14d-11(e) under the Exchange Act. The procedures for accepting the Offer and tendering Shares during the Subsequent Offering Period are the same as those applicable to the initial offering period as described in the Offer to Purchase, except that (i) the guaranteed delivery procedures may not be used during the Subsequent Offering Period and (ii) no withdrawal rights will apply to Shares tendered during the Subsequent Offering Period.

Parent’s press release announcing the foregoing is filed as Exhibit (a)(5)(J) to this Schedule TO.”

Item 12. Exhibits.

Regulation M-A Item 1016

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(J) Press Release issued by BioMarin Pharmaceutical Inc. on January 15, 2015.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2015

BioMarin Falcons B.V.

By:	/s/ G. Eric Davis
	Name:	G. Eric Davis
	Title:	Managing Director

By:	/s/ Robert Baffi
	Name:	Robert Baffi
	Title:	Managing Director

BioMarin Giants B.V.

By:	/s/ G. Eric Davis
	Name:	G. Eric Davis
	Title:	Managing Director

By:	/s/ Robert Baffi
	Name:	Robert Baffi
	Title:	Managing Director

BioMarin Pharmaceutical Inc.

By:	/s/ G. Eric Davis
	Name:	G. Eric Davis
	Title:	Senior Vice President, General Counsel & Secretary

Exhibit Index

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated December 12, 2014.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in the New York Times on December 12, 2014.

(a)(5)(A)*	Joint Press Release issued by BioMarin Pharmaceutical Inc. and Prosensa Holding N.V. on November 24, 2014 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 24, 2014).

(a)(5)(B)*	Slide Presentation, dated November 24, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 24, 2014).

(a)(5)(C)*	Transcript of Investor Conference held by BioMarin Pharmaceutical Inc. on November 24, 2014 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 24, 2014).

(a)(5)(D)*	Email Communication from BioMarin Pharmaceutical Inc.’s Chief Executive Officer to BioMarin Pharmaceutical, Inc. Employees on November 24, 2014 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 24, 2014).

(a)(5)(E)*	Email Communication from BioMarin Pharmaceutical Inc.’s Chief Executive Officer to Prosensa Holding N.V. Employees on November 24, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(a)(5)(F)*	Slide Presentation, dated December 1, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on December 1, 2014).

(a)(5)(G)*	Slides Presented at Investor Conference, dated December 10, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on December 10, 2014).

(a)(5)(H)*	Joint Press Release issued by BioMarin Pharmaceutical Inc. and Prosensa Holding N.V. on December 24, 2014.

(a)(5)(I)*	Slide Presentation, dated January 6, 2015.

(a)(5)(J)	Press Release issued by BioMarin Pharmaceutical Inc. on January 15, 2015.

(d)(1)*	Purchase Agreement, dated as of November 23, 2014, among BioMarin Falcons B.V., BioMarin Pharmaceutical Inc. and Prosensa Holding N.V. (incorporated by reference to Exhibit 2.01 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(d)(2)*	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(d)(3)*	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(d)(4)*	Convertible Promissory Note, dated as of November 26, 2014, between Prosensa Holding N.V. and BioMarin Falcons B.V. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(d)(5)*	Mutual Non-Disclosure Agreement, dated July 31, 2014, between BioMarin Pharmaceutical Inc. and Prosensa Holding N.V.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.